

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2012

Via E-mail
Tinghe Yan
Chief Executive Officer
China YCT International Group, Inc.
c/o Shandong Spring Pharmaceutical Co., Ltd Economic Development Zone
Gucheng Road Sishui County Shandong Province
People's Republic of China 273200

> **Re: China YCT International Group, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 13, 2012**
> **File No. 000-53600**

Dear Mr. Yan:

We have limited our review of your information statement to those issues we have addressed in our comment. Please respond to this letter by amending your information statement as requested. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your information statement and the information you provide in response to this comment, we may have additional comments.

Purpose and Effects of the Corporate Action, page 3

1. Please amend your information statement to state whether or not you have any plans, agreements, understandings, etc. to issue any of the newly-authorized shares of your common stock in addition to those shares that you may issue to LY Research Corporation. If you have any such plans please provide all material information necessary to describe them. If you have no such plans, agreements, understandings, etc., you should amend your information statement to so state.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Steven W. Schuster, Esq.
        McLaughlin & Stern LLP
        260 Madison Avenue
        New York, NY 10016